news release

Bill Scotting appointed as chief executive of ArcelorMittal Mining; replaces Peter Kukielski

ArcelorMittal today announces that Bill Scotting will be appointed chief executive of ArcelorMittal Mining.  Peter Kukielski, who has been chief executive since December 2008, is leaving the company on August 3rd to take up a new opportunity.  Until that time, he will be working closely with Bill to ensure a smooth transition.

Mr Scotting currently holds the position of executive vice president, member of the management committee and head of strategy.  He has over 25 years experience in the metals and mining industry in strategic, operations management, technical and consulting roles. He joined Mittal Steel in 2002 to lead its performance enhancement activities and was co-leader of the integration office following the merger of Arcelor and Mittal Steel, before taking up his current position in 2007.  He is a member of the group’s investment allocation committee and group risk management committee.  He has previously held positions at McKinsey & Company, BHP Steel, CRU International, Mascott Partnership and Pioneer Concrete.  Mr. Scotting holds a Bachelor of Science degree in Metallurgy from the University of Newcastle in Australia, and a Masters of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Mr Scotting will report to the group chairman and chief executive, Mr Lakshmi N. Mittal.

Mr Mittal said: “I would like to thank Peter for the considerable work he has done to expand our mining business and wish him every success for the future.  Today, ArcelorMittal Mining is a world class mining business with top class assets, exciting growth prospects and a great management team.   Bill was a natural choice to succeed him due to his combination of strategic and operational excellence experience as well participating in many of the performance-improvement initiatives launched from our corporate and segment offices.  His deep knowledge of both the company and sector will be invaluable as he takes over the leadership of delivering on our stated growth targets.”.

Mr Scotting said: “As one of the company’s identified franchise businesses, the mining segment is key to ArcelorMittal.  There are a number of important priorities.  First, health and safety, where the focus must be to sustain the excellent legacy that Peter leaves and work towards eradicating workplace incidents through a culture of courageous leadership.  Second, to focus on operational excellence across all our assets and projects; and finally to complete the company’s growth plans to reach iron-ore capacity of 84 million tonnes by 2015.  I very much look forward to the challenge and, supported by the excellent team that we have in place, am confident that we will deliver on this and more.”

Peter Kukielski said:  “I have greatly enjoyed the past five years with the company.  ArcelorMittal Mining today is a world-class company in its own right and I am sure that under Bill’s leadership it will continue to prosper and grow.  I wish him and the company all the best for the future.”

Marc Vereecke appointed COO of ACIS

Separately, the company announces today that it has appointed Marc Vereecke chief operating officer of its ACIS segment.  He will report to Gonzalo Urquijo, member of the group management board of ArcelorMittal with responsibility for ACIS.

Mr Vereecke is currently a member of the management committee and chief technology officer, a position he has held since 2010.  He joined the company in 1984 as a process specialist in the metallurgical department in Gent.  He was appointed head of the product control department in 1992, followed by an assignment as project manager, steelworks in 1995.  He then moved on to become head of the galvanising business in 1996, a position he held until 2005, when he was given responsibility for the customer relations department. Three years later, Marc was appointed head of downstream operations, prior to being promoted to vice president of ArcelorMittal and CEO ArcelorMittal Gent in June 2008.  He graduated as a civil engineer in electronics from the University of Gent, Belgium.

Mr Mittal said: “Our ACIS segment is facing a number of difficult challenges and we need to strengthen our management team to effectively address these.  Marc is one of the most experienced operational executives in the industry, who has been working closely with these operations in his role as chief technology officer.  He will now be able to focus exclusively on these assets, working closely with Gonzalo Urquijo and the respective chief executives to improve the operational performance.”